SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                   FORM 12b-25

                                                Commission File Number 0-21986

                           NOTIFICATION OF LATE FILING

(Check One): [ ] Form 10-K [ ] Form 11-K [ ] Form 20-F [xx] Form 10-Q [ ] Form N-SAR
For Period Ended:        January 31, 1998
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[  ]Transition Report on Form 10-K
[  ]Transition Report on Form 10-Q
[  ]Transition Report on Form 20-F
[  ]Transition Report on Form N-SAR
[  ]Transition Report on Form 11-K
For the Transition Period Ended:

Read attached instruction sheet before preparing form. Please print or type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:


                         Part I. Registrant Information

Full name of registrant      ABLE TELCOM HOLDING CORP.
Former name if applicable

Address of  principal  executive  office  (Street and number)
 1601 FORUM PLACE, SUITE 1110
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City, State and Zip Code
 WEST PALM BEACH, FLORIDA 33401
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                        Part II. Rule 12b-25 (b) and (c)
    If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check appropriate box.)
[X] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without  unreasonable effort or expense;
[X] (b) The subject annual report, semi-annual report, transition report on Form 10-K, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
[ ] (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

                               Part III. Narrative
    State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, N-SAR or the transition report portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)


    The Registrant has been involved in the closing of an acquisition and the related required SEC filing. In addition, the Registrant has been involved in the closing of a new credit facility and other acquisition activities that carried over from previous months.


                           Part IV. Other Information
    (1) Name and telephone number of person to contact in regard to this notification
        DANIEL W. SZYSZKO             (561)             688-0400
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            (Name)                (Area code)       (Telephone number)

    (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).
                                                                [ X] Yes [  ] No
    (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                                                [ X] Yes [  ] No
    If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.


It is anticipated that the Registrant will report an operating loss of $(704,347) or $(.08) per share for the quarter ended January 31, 1998 as compared to an operating profit of $505,239 or $.06 per share for the same period in 1997. This loss is primarily due to adverse weather conditions experienced throughout the operating areas of the Registrant and the resulting decrease in productivity due to the wet ground conditions.

The Registrant is engaged in the installation and maintenance of network systems for the Telecommunications and Intelligent Highway Industries.


                            ABLE TELCOM HOLDING CORP.
                  (Name of registrant as specified in charter)
Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


Date:  March 17, 1997   _____________________________
                         Billy V. Ray
                         Chief Financial Officer